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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For March 24, 2010	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant's name into English)

1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 99.1 of this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant's Registration Statements under the Securities Act of 1933: Form F-3 (File No. 333-150453), Form S-8 (File Nos. 333-124218, 333-13956 and 333-140856) and Form F-9 (File Nos. 333-149370 and 333-165626).

 DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2010

ENCANA CORPORATION (Registrant)

By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary

 Form 6-K Exhibit Index

Exhibit No.	The following documents have been filed with Canadian securities commissions:

99.1	Notice of Annual and Special Meeting of Shareholders dated March 10, 2010 and Information Circular dated February 28, 2010.

99.2	Form of Proxy to Registered Shareholders.

99.3	2009 Annual Report.

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DOCUMENTS FILED AS PART OF THIS FORM 6-K
SIGNATURES
Form 6-K Exhibit Index